ACQUISITIONS

After the close of business on January 28, 2011, Diversified Large Cap Growth Portfolio acquired the net assets of Wells Fargo Advantage Disciplined Growth Portfolio and Wells Fargo Advantage Large Cap Appreciation Portfolio. The purpose of the transactions was to combine three funds with similar investment objectives and strategies. The investment portfolio of Wells Fargo Advantage Disciplined Growth Portfolio and Wells Fargo Advantage Large Cap Appreciation Portfolio with fair values of $39,103,183 and $19,707,063, respectively, and identified costs of $38,164,693 and $19,599,174, respectively, at January 28, 2011, were the principal assets acquired by Diversified Large Cap Growth Portfolio. For financial reporting purposes, assets received by Diversified Large Cap Growth Portfolio were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage Disciplined Growth Portfolio and Wells Fargo Advantage Large Cap Appreciation Portfolio were carried forward to align ongoing reporting of Diversified Large Cap Growth Portfolio's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. The value of net assets acquired and unrealized gains (losses) acquired were as follows:

Acquired Fund	Value of Net Assets Acquired	Unrealized Gains
Wells Fargo Advantage Disciplined Growth Portfolio	$38,752,540	$938,940
Wells Fargo Advantage Large Cap Appreciation Portfolio	19,564,704	107,889

The aggregate net assets of Diversified Large Cap Growth Portfolio immediately before and after the acquisitions were $135,797,112 and $194,114,356, respectively.

Assuming the acquisitions had been completed October 1, 2010, the beginning of the annual reporting period for Diversified Large Cap Growth Portfolio, the pro forma results of operations for the six months ended March 31, 2011 would have been

Net investment income	$ 505,808
Net realized and unrealized gains (losses) on investments	$35,994,248
Net increase in net assets resulting from operations	$36,500,056

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage Disciplined Growth Portfolio and Wells Fargo Advantage Large Cap Appreciation Portfolio that have been included in Diversified Large Cap Growth Portfolio's Statement of Operations since January 31, 2011.